EXHIBIT 3.1b

	Filed in the office of	Document Number
20160215902-18

Certificate of Amendment	Barbara	K.Cegavsky Filing Date and time
	Secretary of State	05/12/2016 8:49 AM
(Pursuant to NRS 78.385 and 78.390)
	State of Nevada	Entity Number
E0001592016-2

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

FOR NEVADA PROFIT CORPORATIONS

(Pursuant to NRS 78.385 and 78.390 – After issuance of Stock)

1. Name of corporation: Nutriband Inc.

2. The articles have been amended as follows: The first paragraph of Section 3. Authorized Stock. of the Articles of Incorporation of the corporation is amended to read in its entirety as follows:

“3.   Authorized Stock:

The aggregate number of shares that the corporation will have authority to issue is One Hundred Ten Million (110,000,000) of which One Hundred Million (100,000,000) shares will be common stock, with a par value of $.001 per share (“Common Stock”), and Ten Million (10,000,000) shares will be preferred stock, with a par value of $.001 per share (“Preferred Stock”). The board of directors shall have the authority to prescribe the series and the number of shares of each series of Preferred Stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of series of Preferred Stock. Each share of the corporation’s issued and outstanding Common Stock shall be subject to a 5-for-1 forward stock split.”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

4. Effective date of filing: (optional)                               Date: _________ Time: _________

5. Signature: (required)

/s/ Gareth Sheridan
Signature of Officer